SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

Nile Capital Investment Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

152 West 57th Street, 32nd Floor

New York, NY 10019

TELEPHONE NUMBER:

(646) 367-2820

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/ /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of New York and State of New York on this 26th day of January, 2010.

ATTEST:	Nile Capital Investment Trust

/s/Yenan "Andy" Chen	/s/Larry Seruma, Trustee

By: Yenan "Andy" Chen	By: Larry Seruma, Trustee